Exhibit 99.2

Check-Cap Announces Second Trial Site Joins Ongoing U.S. Pilot Study of C-Scan®

Mayo Clinic joins New York University in pilot study of C-Scan® in the U.S.

ISFIYA, Israel, May 13,  2019 /PRNewswire/ -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK) (NASDAQ: CHEKW), (NASDAQ: CHEKZ), a clinical-stage medical diagnostics company advancing the development of C-Scan®, the first and only preparation-free ingestible capsule for the prevention of colorectal cancer through the detection of precancerous polyps, today announced that Mayo Clinic is the second trial site participating in the Company's ongoing pilot study of the C-Scan® system in the U.S.

"We are thrilled to collaborate with Mayo Clinic as a part of our U.S. pilot study of the C-Scan® system," commented Alex Ovadia, chief executive officer of Check-Cap. "Together with the continued progress being made at our first trial site, the New York University School of Medicine, we are advancing this study, and look forward to final results later this year as we prepare for a U.S. pivotal study.

The single-arm pilot study (NCT03735407) will enroll up to 45 subjects considered to be of average risk for polyps and colon cancer. The study is evaluating the safety, usability and subject compliance of the C-Scan® system. The study at Mayo Clinic is being led by Elizabeth Rajan, M.D.

About Colorectal Cancer

The World Health Organization's International Agency for Research on Cancer estimates that in 2018, there were approximately 881,000 deaths and more than 1.8 million new cases of colorectal cancer (CRC) worldwide. CRC typically begins as precancerous polyps or abnormal growths in the colon or rectum, which can be present for up to 10 years before developing into invasive cancer. As a result, screening for precancerous polyps is the most direct method for CRC prevention. Despite evidence that standard screening can prevent CRC, adherence remains low due to the required bowel preparation, invasiveness, and in some communities, limited access.

About Check-Cap

Check-Cap is advancing the development of C-Scan®, the first and only preparation-free ingestible scanning capsule for the prevention of colorectal cancer (CRC) through the detection of precancerous polyps. The patient-friendly test has the potential to increase screening adherence and reduce the overall incidence of CRC. The C-Scan® system utilizes an ultra-low dose X-ray capsule, an integrated positioning, control, and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. C-Scan® is non-invasive and requires no preparation or sedation, allowing the patient to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2018 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Jeremy Feffer
LifeSci Advisors, LLC
212-915-2568
jeremy@lifesciadvisors.com

Meirav Gomeh-Bauer (Israel)
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

Media Contacts
Alison Chen
LifeSci Public Relations
646-876-4932
achen@lifescipublicrelations.com

Meirav Gomeh-Bauer (Israel)
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com